UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millburn Ridgefield Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West 46th Street 31st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilon Wu 212-332-7338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Buckbinder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millburn Ridgefield Corporation, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK CARUSO
Notary Public, State of New York
Reg. No. 01CA6073232
Qualified In New York County
Commission Expires April 15, 2022

Notary Public

Signature

President and Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Millburn Ridgefield Corporation

**REPORT ON STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2020

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Millburn Ridgefield Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Millburn Ridgefield Corporation (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since January 2020.

New York, New York
March 5, 2021

MILLBURN RIDGEFIELD CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	9,355,354
Commissions and fees receivable		5,565,669
Investments in sponsored funds		19,386,566
Investments in other funds		2,941,847
Investments in United States government securities (amortized cost - $839,547)		839,411
Redemptions receivable from sponsored funds		4,434,723
Operating lease - right of use assets		13,322,089
Furniture and equipment net of accumulated depreciation		1,624,137
Other assets		379,412
Other receivables		3,922
Receivable from stockholders and affiliate		519
Deferred tax asset		31,563
Total assets	$	57,885,212

LIABILITIES

Accounts payable and accrued expenses	$	7,891,944
Operating lease - liabilities		14,282,919
Due to affiliated companies		196,231
Total liabilities		22,371,094

STOCKHOLDERS' EQUITY

Common stock - $.005 par value, 300,000 shares authorized, 210,849 shares issued and outstanding		1,054
Additional paid-in capital		17,219,030
Retained earnings		18,294,034
Total stockholders' equity		35,514,118
Total liabilities and stockholders' equity	$	57,885,212

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   General

Millburn Ridgefield Corporation (the Corporation) was incorporated in the State of Delaware on May 19, 1982. The Corporation earns commissions and fees as a Commodity Trading Advisor and Commodity Pool Operator and is registered with, and subject to, the regulations of the Commodity Futures Trading Commission (CFTC), an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry. It is also subject to the rules of the National Futures Association (NFA), an industry self-regulatory organization. In addition, the Corporation is registered with the United States Securities and Exchange Commission as an Investment Adviser and a Broker-Dealer. The Corporation does not hold customer funds or safe keep customer securities and is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

The Corporation's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC) is the single source of U.S. GAAP. The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates, and those differences may be material to the statement of financial condition.

B.   Cash and Cash Equivalents

Cash and cash equivalents includes cash and investments, through accounts at First Republic Securities Company, LLC (First Republic), of $8,789,362 in Dreyfus Treasury Prime Cash Management, a short-term U.S. government securities money market mutual fund, that is readily convertible to cash and has an original maturity of 90 days or less.

C.   U.S. Government Securities

The Corporation trades U.S. government securities. Investments in U.S. Treasury notes are stated at fair value based on the midpoint of bid/ask quotations reported daily at 3pm EST by Bloomberg.

U.S. Treasury note transactions are recorded on the trade date.

D.   Investments in Sponsored Funds and Other Funds

The Corporation is the general partner, managing owner or managing member of various commodity pools and investment funds (collectively, sponsored funds) formed as limited partnerships, limited liability companies or trusts. As the sponsor, the Corporation has a fiduciary responsibility to the sponsored funds and potential liability beyond amounts recognized as an asset in the statement of financial condition. The Corporation has not consolidated the assets and liabilities of these variable interest entities due to the Corporation not being the primary beneficiary. The maximum exposure to loss on these variable interest entities is the value of the related investments.

DECEMBER 31, 2020

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    D.   Investments in Sponsored Funds and Other Funds (Continued)

Investments in sponsored funds and certain other funds (collectively, funds) are reported in the Corporation's statement of financial condition at fair value. As a practical expedient, fair value ordinarily represents the Corporation's proportionate share of each fund's net asset value determined for each fund in accordance with such fund's valuation policies and reported at the time of the fund's valuation. Generally, the fair value of the Corporation's investment in another fund represents the amount that the Corporation could reasonably expect to receive from such fund if the Corporation's investment was redeemed at the date of the statement of financial condition, based on information reasonably available at the time the valuation is made and that the Corporation believes to be reliable.

Investments in other funds include investments in mutual funds that are investment companies registered under the Investment Company Act of 1940. Mutual funds are valued at the net asset value per share on the valuation date as reported by management of the mutual fund.

    E.   Foreign Currency Translation

The Corporation's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at quoted prices of such currencies at the date of the statement of financial condition.

    F.   Revenue Recognition

The Corporation adopted the guidance in ASC 606, *Revenue from Contracts with Customers* (ASC 606). Following the adoption of ASC 606, the Corporation's revenue recognition of its contracts with customers remains materially consistent with its historical practice. The Corporation's policies with respect to its various revenue streams are detailed below.

Management and other fees are received monthly and quarterly, and are recognized as revenue at a point in time at which the services are provided and there are no future obligations or extended payment terms, in accordance with the related limited partnership agreement or other governing agreement. Management fees from sponsored funds are based on a fixed percentage of the sponsored funds' net asset value. Management fees from managed accounts are based on a fixed percentage of assets under management.

Incentive fees are earned from the funds at a point in time, usually annually, at which the service is provided to the funds and there are no future performance obligations or extended payment terms.

Pro rata income and profit share allocations are earned from the funds at a point in time, either monthly or annually, based on a percentage of the net profits of the funds, at which there are no future performance obligations or extended payment terms.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.   Income Taxes

The Corporation has elected S corporation status under the Internal Revenue Code, pursuant to which the Corporation does not pay U.S. Corporate tax on its taxable income. Instead, the stockholders are liable for individual income tax on their share of the Corporation's taxable income. The Corporation files U.S. federal and state tax returns. The Corporation is subject to income tax for certain states and New York City.

The Corporation provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The current open tax years are 2017 to 2019.

H.   Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the furniture and equipment, primarily five or seven years, utilizing accelerated methods. Leasehold improvements are stated at cost, net of accumulated amortization. The amortization of the leasehold improvements is charged to operations on a straight-line basis over the remaining term of the lease.

I.   Impairment of Long-lived Assets

The Corporation periodically evaluates long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment loss, measured as the amount by which the carrying amount exceeds the fair value, is recognized if the carrying amount exceeds estimated undiscounted future cash flows. There were no long-lived asset impairment charges recorded in 2020.

J.   Net Income Allocation

Net income is allocated and distributed to each stockholder on a pro rata basis, based on each stockholder's percentage of shares held.

K.   Receivables and Credit Policies

Receivables are stated in the statement of financial condition at the amount due from the funds. The Corporation does not have payment terms with these funds as they are all related parties. See Note 2. Investments in Sponsored Funds and Other Funds for dollar amounts owed by certain related parties. The Corporation does not deem it likely that any of the receivables will become uncollectible due to the nature of the relationship; however, management reviews the balances quarterly to ensure any receivables deemed uncollectible are written off. In the opinion of management, at December 31, 2020, all accounts were considered collectible and no allowance was necessary.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

L.   Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) *Financial Instruments – Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments)*. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under CECL, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. ASU 2016-13 will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Corporation adopted the ASU on January 1, 2020 and the adoption did not have a material impact on its financial statements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13 (ASU 2018-13) *Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.* ASU 2018-13 modifies the disclosure requirements on fair value measurements pursuant to the *Fair Value Measurement* Topic of the Codification. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Corporation adopted ASU 2018-13 on January 1, 2020 and the adoption did not have a material impact on its financial statements.

Note 2. INVESTMENTS IN SPONSORED FUNDS AND OTHER FUNDS

The Corporation has general partner interests, managing owner interests or managing member interests in sponsored funds. The Corporation's investments in such sponsored funds as of December 31, 2020, is as follows:

	Value at December 31, 2020	Investment Strategy	Redemption Provisions
Global Macro Trust	$ 2,775,067	To achieve capital appreciation through trading a diversified portfolio of futures and forwards contracts on interest rate instruments, stock indices, metals, energy and agricultural commodities.	Monthly with 10 days' prior written notice[1]
Millburn Multi-Markets Fund L.P.	2,803,226	To achieve capital appreciation through investments in Millburn Multi-Markets Trading L.P. which engages in the speculative trading of futures and forward currency contracts to achieve capital appreciation.	Monthly with 15 days' prior written notice
Nestor Partners	2,480,650	To achieve capital appreciation through trading a diversified portfolio of futures and forwards contracts on interest rate instruments, stock indices, metals, energy and agricultural commodities.	Monthly with 15 days' prior written notice
Millburn MCo Partners L.P.	2,435,210	To achieve capital appreciation by allocating its capital among a number of independent investment advisors acting through investment funds and/or managed accounts.	Quarterly with 75 days' prior written notice
Apollo Fund	4,479,292	To achieve capital appreciation through the speculative trading of futures and forwards contracts directly and indirectly through investments in other funds.	Monthly with 15 days' prior written notice
Other investments in managed futures funds	1,338,137	To achieve capital appreciation through the speculative trading of futures and forwards contracts directly and indirectly through investments in other funds.	Monthly
Other investments in fund of funds [2]	3,074,984	To achieve capital appreciation through investments in alternative funds, managed accounts and registered investment companies.	Quarterly with 75 days' prior written notice
Total	$ 19,386,566		

[1] The Corporation has currently agreed to maintain its investment at not less than 1% of the total outstanding capital contributions in Global Macro Trust but in no event shall the Corporation's investment be less than $500,000.

[2] A fund of funds, also known as multi-manager investment, is a pooled investment fund that invests in other investment funds.

DECEMBER 31, 2020

Note 2.   INVESTMENTS IN SPONSORED FUNDS AND OTHER FUNDS (CONTINUED)

Summarized financial information for the more significant sponsored funds as of December 31, 2020, is as follows:

	Nestor Partners	Millburn MCo Partners L.P.	Global Macro Trust	Apollo Fund	Millburn Multi-Markets Trading L.P.
Assets	$ 122,175,026	$ 103,722,253	$ 116,573,115	$ 146,948,948	$ 611,741,179
Liabilities	3,626,097	168,196	2,402,422	2,726,827	57,493,261
Net asset value	$ 118,548,929	$ 103,554,057	$ 114,170,693	$ 144,222,121	$ 554,247,918

The combined net asset value of other sponsored funds as of December 31, 2020, is $266,786,864.

As the sponsor, the Corporation conducts and manages the respective businesses of the sponsored funds. The governing documents of the sponsored funds typically require the Corporation, as sponsor, to maintain a specified investment in the respective fund. Such minimum investments generally are 1% of either net assets, total assets or total net contributions or a minimum dollar amount (if greater). In addition, the governing documents for one of the sponsored funds require the Corporation to maintain a minimum net worth equal to an amount determined by the total net contributions made to the entity for which the Corporation serves as the sponsor, not to exceed one million dollars. These requirements are defined in each of the respective governing documents of the sponsored funds and the Corporation is in compliance with all such requirements.

For managing the businesses of the sponsored funds, the Corporation earns management and commission fees based on the terms of the respective governing documents of the sponsored funds. As of December 31, 2020, the Corporation had a receivable of $1,826,834 from the sponsored funds for such fees. The Corporation earns a profit share allocation from certain sponsored funds, which are generally based on 20% of the sponsored fund's trading profits, as specified in the governing documents of the sponsored funds.

The Corporation also receives administrative fees and reimbursements of certain costs from several of the sponsored funds according to the governing documents of the sponsored funds for direct and indirect expenses paid on their behalf by the Corporation. The Corporation records a receivable from the funds when such amount is incurred. As of December 31, 2020, the Corporation had a receivable of $115,370 from the sponsored funds for such administrative expenses.

During 2020, the Corporation also invested in various other funds. At December 31, 2020, the value of such investments is $2,941,847.

The Corporation also has investments in registered investment companies for which it serves as the sub-adviser. Investments in registered investment companies can be redeemed on a daily basis.

Generally, all investments in other funds can be redeemed from the other funds on a monthly basis. In addition, these funds generally attempt to achieve capital appreciation through investing in stocks, futures contracts, forward currency contracts and interest rate instruments.

At December 31, 2020, the Corporation has no explicit unfunded commitments related to its investments in sponsored funds and other funds.

Note 3. FAIR VALUE

Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. The Corporation recognizes transfers between fair value hierarchy levels at the beginning of the reporting period. During the year ended December 31, 2020, there were no transfers between fair value hierarchy levels.

The following summarizes the assets held directly by the Corporation accounted for at fair value at December 31, 2020 using the fair value hierarchy:

| | December 31, 2020 | | | | |
	Level 1	Level 2	Level 3	Practical Expedient [3]	Total
Assets					
U.S. Treasury notes	$ 839,411	$ -	$ -	$ -	$ 839,411
Short-term money market fund[2]	8,774,511	-	-	-	8,774,511
Investments in sponsored funds[1]	-	-	-	19,386,566	19,386,566
Investments in other funds	2,795,876	-	-	145,971	2,941,847
Total	$ 12,409,798	$ -	$ -	$ 19,532,537	$ 31,942,335

[1] See Note 3 for the fair value of the more significant funds within this category.
[2] Included in cash and cash equivalents on the statement of financial condition.
[3] In accordance with FASB ASC 820-10, the investments in sponsored funds and investments in other funds, that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient, have not been classified in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Note 4.   RELATED PARTY TRANSACTIONS

The Corporation has extensive transactions and relationships with affiliated companies. The Corporation pays fee to Millburn International (Europe) LLP (Europe) for providing prospective investors and interested parties with information about the Corporation and its investment and trading strategy.

At December 31, 2020, the Corporation owes $196,231 to Europe for providing prospective investors and interested parties with information about the Corporation. The Corporation may reimburse or be reimbursed for certain costs by stockholders and affiliates or may refund stockholders for any excess non-resident tax withholding refunded to the Corporation. Such amount is included in due to affiliated company.

Note 5.   <u>INVESTING ACTIVITIES AND RELATED RISKS</u>

The Corporation's investments in sponsored funds and other funds are subject to the market and credit risks of futures contracts, options on futures contracts, forward currency contracts and other financial instruments traded by the funds (collectively, derivatives). Additionally, the sponsored funds and other funds invest in stocks and United States government securities. The Corporation also invests in United States government securities. As such, the Corporation is exposed, directly and indirectly to the extent of its investments in sponsored funds and other funds, to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. The Corporation is subject to the risk of loss to the extent of the fair value of its investments in sponsored funds and other funds and, in certain specific circumstances, distributions, dividends and redemptions received.

For derivatives, risks arise from changes in the fair value of the contracts. Theoretically, the Corporation is exposed, indirectly to the extent of its investments in other funds, to a market risk equal to the notional contract value of futures, forward currency and other derivative contracts purchased and liability on such contracts sold short. In addition, since forward currency contracts are traded in unregulated markets between principals, the Corporation indirectly to the extent of its investments in sponsored funds and other funds, also assumes the risk of loss from counterparty non-performance.

In addition, the Corporation, through its investments in sponsored funds and other funds, is indirectly exposed, to the extent of its investments in other funds, to various trading activities including investments in stocks that are typically traded on an exchange or in the over-the-counter market. The sponsored funds and other funds also sell stock not owned at the time of sale (a short sale). Risks arise from short sales due to the possible illiquidity of the securities markets and from potential adverse movements in stock values. Theoretically, short sales expose the sponsored funds and other funds to potentially unlimited liability as the sponsored funds' and other funds' ultimate obligation to purchase a stock sold short may exceed the amount recorded.

The Corporation, through its investments in sponsored funds and other funds, is indirectly exposed to the extent of its investments, to U.S. government securities. Risks arise from investments in U.S. government securities due to possible illiquidity and the potential for default by the issuer. U.S. government securities are also particularly sensitive to changes in interest rates, economic conditions and conditions specific to the issuer.

Lastly, the Corporation, through its investments in sponsored funds and other funds, invests in certain fund of funds. The Corporation's investments in fund of funds are subject to the market and credit risk of securities and financial instruments held or sold short by these entities.

The Corporation has established procedures to actively monitor market risk and minimize credit risk of its own investing activities, as well as the trading and investing activities of the sponsored funds and other funds. There can be no assurance that the Company will, in fact, succeed in doing so.

The Corporation maintains its cash and cash equivalents at financial institutions. Balances on deposit at such financial institutions are frequently in excess of available federal deposit insurance. In the event of a financial institution's insolvency, recovery of the Corporation's assets on deposit may be limited to available federal deposit insurance or other protection afforded such deposits.

Additionally, the Corporation, in its capacity as general partner, managing owner or managing member of the sponsored funds, is subject to certain additional risks of loss and liability for the activities of the sponsored funds.

Note 5.   INVESTING ACTIVITIES AND RELATED RISKS (CONTINUED)

The worldwide outbreak of a novel strain of coronavirus (SARS-Cov-2) causing the disease COVID-19 that began in early 2020 has resulted in the declaration of a global pandemic and adversely affected economies, markets and companies throughout the world.   Mandates from federal, state and local authorities to control the spread of the disease resulted in an overall decline in economic activity. While the disruption is expected to be temporary, there is uncertainty around the duration of the disruption. The ultimate impact of COVID-19 on the financial performance of the Corporation is not reasonably estimable at this time.

Note 6.   LEASE COMMITMENTS

The Corporation adopted Topic 842 on January 1, 2019 and recognized leases with duration greater than 12 months on the statement of financial condition. The Corporation determines at contract inception if an arrangement contains a lease based on whether the Corporation obtains the right to control the use of specifically identifiable property for a period of time in exchange for consideration. The Corporation recorded the related Operating lease – right of use assets and liabilities at the present value of lease payments over the term.   The Corporation estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Corporation's leases do not provide an implicit rate of return.   The rates used were 5.66% and 7.50%.   Lease expense is recognized on a straight-line basis over the lease term. The Corporation's noncancelable lease for office space in New York, New York expires on June 30, 2029 and the lease for office space in Rye Brook, New York expires on March 31, 2024. The weighted- average remaining lease term is 8.40 years, and the weighted-average discount rate is 5.69%. The future minimum lease payments are as follows:

		Operating Lease Payments
2021	$	2,106,238
2022		2,109,028
2023		2,111,817
2024		2,099,079
2025		2,139,685
Thereafter		7,488,897
Total Operating Lease Payments	$	18,054,744
Less: Imputed Interest		(3,771,824)
Total Lease Liabilities	$	14,282,920

Note 7.   COMMITMENTS AND CONTINGENCIES

The Corporation has an unconditional irrevocable standby letter of credit with First Republic Bank, which serves as the security deposit for the Corporation's New York City office. Advances under the letter of credit are limited to $1,000,000. The letter of credit will expire May 16, 2021; however, it automatically renews through September 28, 2029, unless written notice is received 60 days prior to the renewal date. Borrowings under the letter of credit are secured by investments in United States government securities held in First Republic Brokerage account. The Corporation did not have any drawdowns under the letter of credit during 2020 and does not have an outstanding balance as of December 31, 2020.

Note 8.   INDEMNIFICATIONS

In the normal course of business, the Corporation enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of any future obligation under these indemnifications to be remote.

Note 9.   EMPLOYEE BENEFIT PLAN

The Corporation sponsors a 401(k) profit sharing and savings plan (the Plan) for the benefit of its employees. The Corporation is the administrator of the Plan. Under the terms of the Plan, employees may elect to defer a portion of their compensation and the Corporation may make discretionary contributions to the Plan on behalf of its participants.

Note 10.   NET CAPITAL REQUIREMENT

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Corporation has a net capital of $7,593,170, which was $6,989,902 in excess of its required net capital of $603,268. The Corporation had aggregate indebtedness of $9,049,005 at December 31, 2020.

Note 11.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

Deferred tax asset:	
Accounts payable and accrued expenses	$ 43,718
Due to affiliated company	1,200
Operating lease – right of use	5,874
Furniture and equipment, net	2,922
Deferred tax liability:	
Commissions and fees receivable	(22,151)
Deferred income taxes, net	$ 31,563

Note 12.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consisted of the following:

Furniture and fixtures	$ 1,427,103
Equipment	1,414,122
Office art	218,275
Leasehold improvements	214,796
Software	16,067
Total Furniture and equipment	3,290,363
Less: Accumulated depreciation	(1,666,266)
Furniture, equipment and leasehold improvements, net	$ 1,624,137

Note 13.   SUBSEQUENT EVENTS

During the period January 1, 2021 to March 5, 2021, the date the financial statements were issued, the Corporation made distributions to the stockholders totaling $1,500,000.

There were no further subsequent events that require disclosure.